CUSIP No.  67065M-10-2                                         Page 1 of 7 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

================================================================================

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)


                            NUWAVE TECHNOLOGIES, INC
                            ------------------------
                                (Name of Issuer)

                            Series B Preferred Stock

                                 $0.01 Par Value
                                 ---------------
                         (Title of Class of Securities)

                                   67065M-10-2
                                 (CUSIP Number)

                            Timothy J. Connolly, CEO
                            NuWave Technologies, Inc.
                       109 North Post Oak Lane, Suite 422
                              Houston, Texas 77024
                                 (713) 621-2737

                                    Copy to:

                             Clayton E. Parker, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                    201 South Biscayne Boulevard, Suite 2000
                              Miami, Florida 33131
                                 (305) 539-3300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.  67065M-10-2                                         Page 2 of 7 Pages


                                  SCHEDULE 13D

------------- ---------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
              ONLY) Timothy J. Connolly
------------- ---------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                          (a) [ ]
                                                                                                          (b) [X]
------------- ---------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- ---------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
------------- ---------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

------------- ---------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
------------- ---------------------------------------------------------------------------------------------------
NUMBER OF     7            SOLE VOTING POWER
SHARES
BENEFICIALLY               69,935
OWNED BY
EACH
REPORTING
PERSON        ---------------------------------------------------------------------------------------------------
WITH          8            SHARED VOTING POWER
                           -0-
              ---------------------------------------------------------------------------------------------------
              9            SOLE DISPOSITIVE POWER
                           69,935
              ---------------------------------------------------------------------------------------------------
              10           SHARED DISPOSITIVE POWER
                           -0-
------------- ---------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              69,935
------------- ---------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

------------- ---------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              69.935%
------------- ---------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              IN
------------- ---------------------------------------------------------------------------------------------------

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CUSIP No.  67065M-10-2                                         Page 3 of 7 Pages

------------- ---------------------------------------------------------------------------------------------------
1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
              ONLY) Jan Carson Connolly
------------- ---------------------------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                          (a) [ [
                                                                                                          (b) [X]
------------- ---------------------------------------------------------------------------------------------------
3             SEC USE ONLY

------------- ---------------------------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
------------- ---------------------------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

------------- ---------------------------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
------------- ---------------------------------------------------------------------------------------------------
NUMBER OF     7            SOLE VOTING POWER
SHARES
BENEFICIALLY               12,344
OWNED BY
EACH
REPORTING
PERSON
WITH          ---------------------------------------------------------------------------------------------------
              8            SHARED VOTING POWER
                           -0-
              ---------------------------------------------------------------------------------------------------
              9            SOLE DISPOSITIVE POWER
                           12,344
              ---------------------------------------------------------------------------------------------------
              10           SHARED DISPOSITIVE POWER
                           -0-
------------- ---------------------------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              12,344
------------- ---------------------------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

------------- ---------------------------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.344%
------------- ---------------------------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              IN
------------- ---------------------------------------------------------------------------------------------------

CUSIP No.  67065M-10-2                                         Page 4 of 7 Pages


ITEM 1.  SECURITY AND ISSUER

         This statement (this "Statement") relates to shares of Series B convertible preferred stock ("Series B Preferred"), par value $0.01 per share (the "Shares"), of NuWave Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 109 North Post Oak Lane, Suite 422, Houston, Texas 77024


ITEM 2.  IDENTITY AND BACKGROUND

         (a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D on behalf of Timothy J. Connolly and Jan Carson Connolly (collectively, the "Reporting Persons" and each, a "Reporting Person"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by either of the Reporting Persons that such a "group" exists.

         (b) The address of the Reporting Persons is 8602 Pasture View Lane, Houston, Texas 77024.

         (c) Timothy J. Connolly's principal occupation is Chief Executive Officer of NuWave Technologies, Inc., 109 North Post Oak Lane, Suite 422, Houston, Texas 77024. Jan Carson Connolly's principal occupation is the Director of the Honor Your Father Foundation in Houston, Texas, and is a journalist and society editor with Houston Lifestyle and Homes Magazine.

         (d) During the last five (5) years, neither Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) The citizenship of both Reporting Persons is the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 31, 2005 the Issuer completed that certain Merger Agreement, by and among the Issuer, Strategies Acquisition Corp., Corporate Strategies, Inc. ("Strategies") and the shareholders of Strategies listed therein (the "Shareholders") as set forth as Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 8, 2005. The Reporting Persons were both Shareholders and acquired the Shares pursuant to the Merger Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired the Shares in exchange for their interests in Strategies which is now a wholly-owned subsidiary of the Issuer. As a result of the Merger Agreement, Timothy J. Connolly became Chief Executive Officer of the Issuer. The Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired shares. However, the Reporting Persons do intend, pursuant to the Merger Agreement, to convert the Shares (the "Conversion") into shares of the Issuer's common stock ("Common Stock"). The Conversion will require the Issuer to amend its Certificate of Incorporation in order to increase the authorized number of shares to a number which is adequate to effect such conversion. Effectively upon conversion of all of the issued and outstanding shares of Series B Preferred and pursuant to the terms of the Merger Agreement, the Common Stock issued upon the Conversion shall be equal to ninety-five percent (95%) of the issued and outstanding capital stock of the Issuer (calculated on a fully diluted basis as of the date of the merger, following the issuance of all of the Merger Consideration (as such term is defined in the Merger Agreement) and after giving effect to such conversion, but not including any shares of Common Stock issuable upon conversion of any then outstanding convertible debentures). Timothy J. Connolly will also become a Director of the Issuer upon the effectiveness of that certain Schedule 14F


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CUSIP No.  67065M-10-2                                         Page 5 of 7 Pages


Information Statement to be filed by Issuer with the U.S. Securities and Exchange Commission in the form of Exhibit D to the Merger Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Prior to acquiring the Shares pursuant to the Merger Agreement, the Reporting Persons did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares pursuant to the Merger Agreement, Timothy J. Connolly acquired 69,935 shares of Series B Preferred and Jan Carson Connolly acquired 12,344 shares of Series B Preferred, which represents 69,935% and 12.344% of the issued and outstanding shares of Series B Preferred as of the date hereof, respectively.

         Timothy J. Connolly has the sole power to vote and to dispose of 69,935 Shares and Jan Carson Connolly has the sole power to vote and to dispose of 12,344 Shares.

         (c) The Reporting Persons have not effected, within the last sixty (60) days, any transactions involving the Shares other than as a result of the Merger Agreement.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit No.        Description
-----------        ----------------------               ------------------------
Exhibit 1          Joint Filing Agreement               Provided herewith





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CUSIP No. 67065M-10-2                                          Page 6 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 16, 2005                  REPORTING PERSONS:



                                             /s/ Timothy J. Connolly
                                             ------------------------------
                                             Timothy J. Connolly


                                             /s/ Jan Carson Connolly
                                             ------------------------------
                                             Jan Carson Connolly




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CUSIP No. 67065M-10-2                                          Page 7 of 7 Pages


                                    Exhibit 1

                            Agreement of Joint Filing

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Act of 1934, as amended, for the shares of Series B Preferred of NuWave Technologies, Inc. beneficially owned by Timothy J. Connolly and Jan Carson Connolly.

Date:  September 16, 2005



                                             /s/ Timothy J. Connolly
                                             ------------------------------
                                             Timothy J. Connolly

                                             /s/ Jan Carson Connolly
                                             ------------------------------
                                             Jan Carson Connolly